SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 456

(C1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

February, 2014	Notice of Material Event, dated February 25, 2014, regarding the Registrant’s notice to the Argentine Securities Commission to delist Banco de Galicia y Buenos Aires S.A., a subsidiary of the Registrant, from the Buenos Aires Stock Exchange.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: February 27, 2014	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	Chief Executive Officer